

July 23, 2010

Kenton K. Alder
President and CEO
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Anna, CA 92704

>   **Re: TTM Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 20009**
>   **Filed March 15, 2010**
>   **Form 8-K/A Filed April 26, 2010**
>   **File No. 000-31285**

Dear Mr. Alder:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Customers and Markets, page 7

1.   We note in your risk factor disclosure that you appear to be heavily dependent upon the U.S. government for a substantial portion of your business. Please explain why you have not addressed your dependence on the U.S. government in your customer discussion. Please also explain why you have not provided the disclosure required by Item 101(c)(1)(ix) of Regulation S-K.

Suppliers, page 9

2.   We note your disclosure in this section that "most of our raw materials are generally available in the open market from numerous other potential suppliers." However, on page 18, you state that "components for backplane assemblies in some cases have limited or sole sources of supply." We further note your response on this issue to our letter dated May 30, 2008, in which we raised comments on your Form 10-K filed on March 17, 2008. Please enhance your discussion of this issue in the Business section of future filings. In this regard, and as appropriate, we would expect such disclosure to discuss the use of raw materials from limited or sole sources of supply in your backplane assembly business segment.

Backlog, page 9

3.   During your May 6, 2010 earnings call, you disclosed a book to bill ratio for printed circuit boards. However, in your Business section, you do not disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Given the apparent importance of this measure to your business, please tell us how you considered disclosing backlog amounts in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Item 1A. Risk Factors

Our results of operations are often subject to demand fluctuations and seasonality… page 20

4.   You indicate that you have "experienced sales fluctuations due to seasonal patterns in the capital budgeting and purchasing cycle, as well as inventory management practice of [your] customers and the end markets [you] serve." It is unclear to us how you considered disclosing the seasonality risks pertaining to your business in your Business description and Management's Discussion and Analysis. Refer to Item 101(c)(1)(v) and Item 303(a)(3)(ii) of Regulation S-K.

Item 2. Properties, page 32

5.   We note that you recently closed two facilities. In future filings, please address the suitability, adequacy, productive capacity and extent of utilization of the owned and leased facilities you identify. Refer to Instruction 1 to Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

6.   Your "Overview" appears to be more in the nature of a business description and summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. In future filings, consider expanding your "Overview" to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing you and how management is dealing with these issues. Refer to Section III.A of SEC Release No. 34-48960. For example, consider discussing management's expectations regarding the impact of the PCB Combination and how it intends to respond to the trends you identified on page 2. This comment also applies to your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.

Item 8. Financial Statements and Supplementary Financial Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(6) Composition of Certain Consolidated Financial Statement Captions, page 73

7.   We note in your disclosure here and in your schedule of valuation and qualifying accounts on page 92 that you record inventory reserves for excess and obsolete inventory. Tell us how you considered the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 12, 2010)

Committees of the Board of Directors, page 8

8.   Please advise what consideration you gave to the requirements of Item 407(c)(2)(vi) of Regulation S-K. You indicate that your nominating and corporate governance committee considers diversity when recommending director nominees for election and that the committee "evaluates its effectiveness in achieving diversity on the board of directors

through its annual review of board member composition, which identifies ethnicity, gender, and industry experience." In future filings, we would expect to see more detailed disclosure with respect to how your nominating and corporate governance committee considers diversity in identifying nominees for director, if your nominating and corporate governance committee has a policy with regard to the consideration of diversity in identifying director nominees, and a description of how this policy is implemented, as well as how the nominating and corporate governance committee assesses the effectiveness of its policy.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 12, 2010), page 30

9.   Item 402 of Regulation S-K requires that you provide compensation information for your principal executive officer (PEO), principal financial officer (PFO), and three of your most highly compensated executive officers other than your PEO and PFO. We note that you provide compensation information for four executive officers, including your PEO and PFO, rather than five officers as contemplated by Item 402(a) of Regulation S-K. Please advise.

Form 8-K/A filed April 26, 2010

Exhibit 99.1

Notes to the Financial Statements

34 Reconciliation to US GAAP, page 73

10.   Please tell us how you considered the guidance of Item 17(C)(2)(iii) of Form 20-F. In this regard, it does not appear that you have presented a statement of cash flows prepared in accordance with generally accepted accounting principles in the United States or with International Accounting Standard No. 7 or alternatively, furnishing in a note to the financial statements a quantified description of the material differences between cash flows reported in accordance with Hong Kong Financial Reporting Standards and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director